VISPIRI INC
BALANCE SHEET
Unaudited Financials

	December 31, 2019	Dec 31, 2020
ASSETS		
Cash	347,889	468,953
Accounts Receivable	232,956	260,183
Inventory and Other Current Assets	360,959	402,482
Total Current Assets	941,804	1,131,618
Fixed Assets, net	442,985	614,476
Intangible Assets, net	40,840	43,516
Total Assets	$ 1,425,629	$ 1,789,610
LIABILITIES		
Accounts Payable	88,926	80,033
Other Current Liabilities	100,351	88,224
Current Portion of Notes Payable	124,103	231,295
Total Current Liabilities	313,380	399,551
Other Long Term Liabilities	-	47,500
Long Term Notes Payable	617,243	648,047
Total Liabilities	930,623	1,095,099
Capital Invested	3,483,411	3,622,461
Retained Earnings	(2,988,405)	(2,927,949)
Total Equity	495,006	694,512
Total Liabilities and Equity	$ 1,425,629	$ 1,789,610

VISPIRI INC
Income Statement
Unaudited Financials

	Dec YTD 2020	Dec YTD 2019	Diff	%
Alcohol - Ohio	1,589,782	1,340,683	249,098	18.6%
Alcohol - New England	464,420	402,236	62,184	15.5%
Alcohol - California	67,551	72,758	(5,207)	-7.2%
Alcohol - Other	84,443	29,852	54,591	182.9%
Whiskey Sales	2,206,195	1,845,529	360,666	19.5%
Bricx Sales	29,471	133,684	(104,213)	-78.0%
Store Sales	6,844	26,100	(19,256)	-73.8%
TOTAL REVENUE	2,242,509	2,005,312	237,197	11.8%
TOTAL COGS	877,607	901,199	23,592	2.6%
GROSS MARGIN	1,364,902	1,104,113	260,789	23.6%
GM %	61%	55%		
SELLING EXPENSE	573,415	531,688	(41,728)	-7.8%
MARKETING EXPENSE	305,695	359,063	53,368	14.9%
GENERAL AND ADMIN EXPENSE	533,641	619,280	85,639	13.8%
Other (Income) expense, net	(172,952)	(327,267)	(154,315)	-47.2%
Excise Taxes	37,657	38,705	1,047	2.7%
Interest Expense	26,988	49,748	22,759	45.7%
TOTAL OPERATING EXPENSES	1,304,444	1,271,215	(33,229)	-2.6%
NET INCOME	60,458	(167,102)	227,560	136.2%

VISPIRI INC
Adjusted Net Income and EBITDA

	2020	2019
Net Income (Loss)	60,458	(167,102)
Non Cash Stock Compensation	139,050	186,171
Net Income excl Stock Comp	199,508	19,069
ADD:		
Depreciation and Amortization	100,746	111,220
Federal Excise Taxes	37,657	38,705
Interest Expense, Net	26,988	49,748
EBITDA	364,899	218,741
Other Items (1)	(172,952)	(265,251)
Adjusted EBITDA	191,947	(46,510)

(1) - 2020 Includes benefit of Paycheck Protection Program ("PPP") loan recognized in 2020, and non-recurring costs related to the production and donation of hand sanitizer for the Cleveland Clinic and State of Ohio, net.

2019 Includes business interuption insurance recoveries and favorable extinguishment of related party liabilities.